Leading Therapeutic Innovation in Retinal Diseases Corporate Presentation January 2023 Megan Baldwin, Chief Executive Officer Timothy Morris, Chief Financial Officer OPTHEA.COM | @OptheaLimited | NASDAQ (OPT); ASX (OPT.AX) Exhibit 99.1

Disclaimer This presentation includes general background information about the activities of Opthea Limited (ABN 32 006 340 567) (‘Opthea’ or ‘Company’) and its affiliates and subsidiaries (together, the ‘Opthea Group’). The information contained in this presentation is in summary form and does not purport to be complete.  This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this presentation, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements as predictions of future events. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. The forward-looking statements contained in this presentation reflect our current views with respect to future events, and we assume no obligation to update any forward-looking statements except as required by applicable law.  Please refer to information, including risk factors, set forth in Opthea’s filings with the U.S. Securities and Exchange Commission for key factors that could cause actual results to differ materially from those projected in the forward-looking statements contained herein. This presentation includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. All of the market data used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. The information contained in this presentation does not constitute investment or financial product advice (nor taxation or legal advice) and is not intended to be used as the basis for making an investment decision. It does not take into account the investment objectives, financial situation, taxation position or needs of any particular investor, which should be considered when deciding if an investment is appropriate. You must consider your own investment objectives, financial situation and needs and conduct your own independent investigations and enquiries, including obtaining taxation, legal, financial or other professional advice in relation to the information contained in this presentation as appropriate to your jurisdiction. This presentation should not be relied upon by the Recipient in considering the merits of any particular transaction. This presentation may contain trademarks and trade names of third parties, which are the property of their respective owners. Third party trademarks and trade names used in this presentation belong to the relevant owners and use is not intended to represent sponsorship, approval or association by or with any of the Opthea Group.

* Unaudited at December 31, 2022 **Does not include potential patent term extension Company 1984: Founded; 1985: ASX listed 2007: acquired VEGF-C/D, VEGFR-3 IP portfolio (Uni.Helsinki, LICR Melb) 2014: Ophthalmology focus to advance OPT-302 2020: IPO NASDAQ 2020 IP protection for OPT-302 currently to 2034** Clinical Program Phase 2b 366 patients in wet AMD, completed 2019 OPT-302 + Ranibizumab showed significant improvement in visual acuity Two 990 patient Phase 3 registrational studies currently recruiting globally FDA Fast Track Designation Financial Highlights Project funding agreement with Carlye/Abingworth for up to $170M completed September 2022 Annual sales of anti-VEGF-A therapies: $8B December 31, 2022 Cash on hand $142M* Share price NASDAQ: OPT $5.36; ASX: OPT A$0.91 Market cap: $US 250M Opthea Limited Developing OPT-302, VEGF-C/D “trap” inhibitor for wet AMD

Wet AMD & DME Are the Leading Causes of Vision Loss in the Elderly and Diabetics Increasing prevalence; large & growing market opportunity *United States and Europe; #Worldwide. 3.5M* wAMD 500K* RVO 2M# DME Epidemiology (number of patients) Wet Age-Related Macular Degeneration Edema caused by abnormal vasculature growth which ultimately results in the loss of visual function Macular Edema Secondary to Retinal Vein Occlusion (RVO) Characterized by retinal vein blockage that selectively leads to edema formation and loss of visual acuity (VA) Additional market opportunity: Diabetic Macular Edema (DME) A complication of diabetes that manifests as inflammation, edema, and hard exudates in the macula and leads to loss of VA VEGF-A VEGF-C/D

OPT-302 Combination Therapy Achieves Broad Blockade of the Validated Pathway in Wet AMD *Bevacizumab is used ’off-label’ for the treatment of neovascular (wet) AMD. Used in combination with any VEGF-A inhibitor, OPT-302 completely blocks VEGFR-2 and VEGFR-3 signaling, inhibiting the most important pathways driving angiogenesis and vascular leakage VEGF-A inhibition elevates VEGF-C and VEGF-D which may contribute to sub-optimal clinical efficacy of anti-VEGF-A treatments VEGF-A inhibition elevates VEGF-C and VEGF-D which may contribute VEGF-B VEGF-A VEGF-C OPT-302 VEGFR*-1 VEGFR-2 VEGFR-3 PIGF VEGF-D *Vascular endothelial growth factor receptor Ranibizumab (Lucentis®) Brolucizumab (Beovu®) Bevacizumab (Avastin®)* Aflibercept (Eylea®) VEGF-B PIGF VEGF-A

Role of VEGF-C in Wet AMD Published Data Suggest VEGF-C May Contribute to Sub-optimal Responses to Anti-VEGF-A Therapy ^Tammela et al., Nature Cell Biology, 2011 , #Zhou et al. BMC Ophthalmology (2020) 20:15; #Cao et al,. Circ Res., 2004; ⍭Lashkari et al , 2013 ARVO Annual Meeting, 4999-A0128; *Cabral et al,. 2018 Ophthalmology Retina (2018). VEGF-A and VEGF-C induce vascular leakage/permeability# VEGF-A VEGF-C VEGF-C stimulates retinal angiogenesis^ Circulating VEGF-C levels significantly elevated in AMD patients ⍭ Elevated VEGF-C and its receptors R2 and R3 in wet AMD clinical specimens ⍭ Elevated VEGF-C in aqueous humor following anti-VEGF-A therapy in Wet AMD Patients* Additive benefit of VEGF-A and VEGF-C/D inhibition in mouse Wet AMD model * * * * Control AMD VEGF-A VEGF-C Plasma concentrations (pg/ml) 300 200 100 0 VEGF-D Control Antibody OPT-302 Aflibercept Aflibercept + OPT 302 CNVArea 70% 78% 91% * 0 200000 400000 600000 Aqueous Humor VEGF-C (pg/ml) Baseline 1 month 2 months 10 8 66% 6 5.4 6.9 8.9 4 2 0 Bevacizumab Bevacizumab

There have been no new targeted therapies with novel mechanisms approved for wet AMD since the approval of the first VEGF-A inhibitor >15 years ago OPT-302 is the Next Transformational Step in Treatment for Retinal Diseases Isoform-specific VEGF-A165 inhibition Target all isoforms of VEGF-A Targets VEGF-A, VEGF-B, and PlGF Off-label use New Mechanism of Action: OPT-302 targets VEGF-C/D Most advanced product in clinical development with demonstrated potential to IMPROVE patient visual outcomes

Wet AMD Large and Growing Market Opportunity in Wet AMD OPT-302 Is Anti-VEGF-A and Durability Agnostic >US$8B ~50% treated patients receive Lucentis® or Eylea ® Potential Addressable Market Wet AMD Off-label use Implied Total Addressable Market for OPT-302 in wet AMD (Captures Lucentis, Eylea, and Avastin or biosimilar-treated patients worldwide) >$16B OPT-302 is uniquely positioned to tap into the entire VEGF-A inhibitor market Total global revenue for Lucentis and Eylea ~50% treated patients receive Avastin ®

1. Rosenfeld et al., NEJM, 2006. 2. Brown et al., NEJM, 2006. 3. Heier et al., Ophthalmology, 2012. 4. Chandra et al., Eye, 2020. A Need for New Therapies for Wet AMD Impact of Vision Loss Socio-economic impact includes: Reduced quality-of-life, independence, mobility, and socialization Increased injury and falls Worsened mental health Wills Eye Institute Survey: A person with 20/40 vision would be willing to trade two of every 10 years of their remaining life to retain perfect vision Phase 3 Registrational Trials Despite regular anti-VEGF-A therapy: Lucentis Ph3 (MARINA1) Lucentis Ph3 (ANCHOR2) 40% 38% Majority of patients do not achieve 20/40 vision Majority cannot resume routine daily activities % Pts that gained ≥15 letters Eylea Ph3 (VIEW13) Eylea Ph3 (VIEW23 ) 33% 31% Real-World Data Patient cohort receiving anti-VEGF-A therapy (after loading doses prn or T&E)4 At 10 years follow-up: 33% achieved 20/40 vision at 10 years 67% did not achieve 20/40 vision 14% considered legally blind (≤ 20/200) % Pts that achieved 20/40 vision at 12 mos

OPT-302 Combination Therapy Clinical Program

Now Recruiting (ShORe and COAST)

Completed	Completed	Completed	ShORe	COAST
Phase 1/2a wet AMD (n=51)	Phase 1b/2a DME (n=153)	Phase 2b wet AMD (n=366)	Phase 3 wet AMD (n=990)	Phase 3 wet AMD (n=990)
Comparator	**Comparator**	**Comparator**	**Comparator**	**Comparator**
Ranibizumab once every month	**Aflibercept** once every month	**Ranibizumab** once every month	**Ranibizumab** once every month	**Aflibercept** once every two months after three monthly doses
OPT-302 once every month	**OPT-302** once every month	**OPT-302** once every month	**Standard Dosing** OPT-302 once every month Monthly dosing **Extended Dosing** OPT-302 once every two months after three monthly doses Every two months dosing	**Standard Dosing** OPT-302 once every month Monthly dosing **Extended Dosing** OPT-302 once every two months after three monthly doses Every two months dosing
3 x monthly dosing	3 x monthly dosing	6 x monthly dosing		
Treatment naïve / Prior-treated	Prior-treated	Treatment naïve	Treatment naïve patients	Treatment naïve patients

OPT-302 pivotal registrational Phase 3 wet AMD program designed to maximize outcomes with most flexible SoC dosing regimens

ShORe and COAST Phase 3 pivotal trials incorporate key learnings from our Phase 2b clinical trial in wet AMD patients which demonstrated superior vision outcomes following OPT-302 combination therapy, supporting a high level of confidence in the OPT-302 development program.

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Phase 2b Study Overview



Screening
Key Inclusion Criteria
• Active CNV ≥50% lesion, classic / minimally classic / occult
• BCVA ≥ 25 and ≤ 60 letters
Treatment naïve patients with neovascular AMD
Key Exclusion Criteria
• Subfoveal fibrosis or >25% of total lesion
• Haemorrhage >50% total lesion
• Other clinically significant ocular disease
Randomised (n=366)
Allocation
ITT Population
sham + 0.5 mg ranibizumab IVT Q4W x 6 n=121
OPT-302 0.5 mg + 0.5 mg ranibizumab IVT Q4W x 6 n=122
OPT-302 2.0 mg + 0.5 mg ranibizumab IVT Q4W x 6 n=123
Follow-up
Completed Study n=116 (95.9%)
Completed Study n=112 (91.8%)
Completed Study n=120 (97.6%)
Analysis
mITT Population
Analysed n=119
Analysed n=122
Analysed n=121

CNV – choroidal neovascularisation; IVT – intravitreal; Q4W – once very 4 weeks, ITT – Intent to Treat Population, all participants who were randomised into the study irrespective of whether study medication was administered or not, Safety Population - all participants in the ITT but excluding those who did not receive at least one dose of study medication
mITT – Modified ITT Population, all participants in the Safety Population but excludes any participant without a Baseline VA score and/or any participant who did not return for at least one post-baseline visit

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Phase 2b Study Demographics and Baseline Characteristics

Demographic/Baseline Disease Characteristic		Sham + ranibizumab n=121	0.5 mg OPT-302 + ranibizumab n=122	2.0 mg OPT-302 + ranibizumab n=123
Mean Age – years ± SD		76.1 ± 9.48	78.8 ± 8.16	77.8 ± 8.82
Sex – n (%)	Male	48 (39.7%)	49 (40.2%)	45 (36.6%)
	Female	73 (60.3%)	73 (59.8%)	78 (63.4%)
Caucasian Race – n (%)		117 (99.2%)	119 (99.2%)	117 (97.5%)
Mean Visual Acuity (BCVA) – letters ± SD		50.7 ± 10.21	51.1 ± 8.96	49.5 ± 10.26
Mean Total Lesion Area - mm² ± SD		6.08 ± 3.21	6.48 ± 3.30	6.62 ± 3.39
Lesion Type	Predominantly classic – n (%)	15 (12.4%)	15 (12.3%)	16 (13.0%)
	Minimally classic – n (%)	53 (43.8%)	51 (41.8%)	53 (43.1%)
	Occult - n (%)	53 (43.8%)	56 (45.9%)	54 (43.9%)
	PCV detected[1] – n (%)	20 (16.5%)	24 (19.7%)	22 (17.9%)
	RAP detected[2] – n (%)	15 (12.7%)	22 (18.5%)	14 (11.8%)
Mean central subfield thickness (CST) - mm ±SD		412.10 ± 110.62	425.18 ± 120.45	414.12 ± 123.25
Sub-retinal fluid (SRF) present – % participants		89.3%	84.4%	87.8%
Intra-retinal cysts present – % participants		57.9%	63.9%	56.1%

Intent-to-Treat (ITT) population; SD: standard deviation; BCVA: Best Corrected Visual Acuity.
[1]PCV - polypoidal choroidal vasculopathy, detected by SD-OCT, FA and fundus photography.
[2]RAP - retinal angiomatous proliferation, detected by SD-OCT, FA and fundus photography.

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mITT; BCVA – Best Corrected Visual Acuity. Left: Difference in Least Square Means, using Model for Repeated Measures (MRM) analysis. Right: Graph represents “as observed” data and SEM. Sham + 0.5 mg ranibizumab (n=119) 2.0 mg OPT-302 + 0.5 mg ranibizumab (n=121) 0.5 mg OPT-302 + 0.5 mg ranibizumab (n=122) Primary endpoint achieved OPT-302 (2.0 mg) Combination Therapy Demonstrated Superiority in Visual Acuity over Ranibizumab Monotherapy Mean Change in Best Corrected Visual Acuity Baseline to Week 24 mITT; BCVA – Best Corrected Visual Acuity Left: Difference in Least Square Means, using Model for Repeated Measures (MRM) analysis. Right: Graph represents “as observed” data and SEM Sham + 0.5 mg ranibizumab (n=119) 2.0 mg OPT-302 + 0.5 mg ranibizumab (n=121) 0.5 mg OPT-302 + 0.5 mg ranibizumab (n=122) Mean change in BCVA (SEM) (letters) Δ = +3.4 (p=0.0107) 20 15 10 5 0 0 4 8 12 16 20 24 Weeks All Comers +14.2 +10.8

OPT-302 Combination Therapy

Mean Visual Acuity Higher Relative to Previous VEGF-A Inhibitor Trials

Efficacy at 6 months is typically maintained or greater at 12 months in Phase 3 trials with VEGF-A inhibitors



Mean Change in BCVA from Baseline (Letters)
20
15
10
5
0
OPT-302 + Ranibizumab
Ranibizumab
BCVA between 6 mos to 12 mos
Aflibercept
Brolucizumab
Faricimab
OPT Phase 2b
Min. classic & Occult lesions only
16.1
88
OPT-302 2.0 +Ran 0.5 q4w
OPT Phase 2b
All lesions
OPT-302 in combination
14.2
121
OPT-302 2.0 +Ran 0.5 q4w
OPT Phase 2b
All lesions
Control arm
10.8
119
SHAM +Ran 0.5 q4w
MARINA
Min. classic & Occult lesions only
7.2
6.5
240
MARINA Ran 0.5 q4w
ANCHOR
Predominantly classic lesions only
11.3
10.6
140
ANCHOR Ran 0.5 q4w
8.1
304
VIEW1 Ran 0.5 q4w
9.4
291
VIEW2 Ran 0.5 q4w
7.9
301
VIEW1 Aflib 2.0 q8w
8.9
306
VIEW2 Aflib 2.0 q8w
6.6
360
HAWK Brol 6.0 q12w
6.9
370
HARRIER Brol 6.0 q12w
5.8
334
TENAYA Far 6.0 up to q16w
6.6
331
LUCERNE Far 6.0 up to q16w
6-month data
12-month data

All trials shown, excluding Opthea's Phase 2b data, are Phase 3 registrational studies. Number of patients randomised to treatment group (n, bottom of bars). Mean change in Best Corrected Visual Acuity (BCVA) from baseline shown in ETDRS letters (top of bars). Aflib 2.0, aflibercept 2.0mg; Brol 6.0, brolucizumab 6.0mg; Far 6.0, faricimab 6.0mg; OPT-302 2.0, 2.0mg OPT-302; P2B, Phase 2b study OPT-302-1002; Ran 0.5, ranibizumab, 0.5 mg; administered every four weeks; q8w, administered every 8 weeks (following 3 x 4-weekly loading doses); q12w, administered every 12 weeks; up to q16w, administered up to every 16 weeks based on protocol defined disease activity assessments.

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Neovascular (Wet) AMD Lesion Types Differ in Vessel Location, Leakiness, and Responsiveness to VEGF-A Inhibitors LEAST RESPONSIVE to VEGF-A inhibition MODERATELY RESPONSIVE to VEGF-A inhibition HIGHLY RESPONSIVE to VEGF-A inhibition Predominantly Classic MINIMALLY CLASSIC OCCULT A majority of wet AMD patients, 65-80% of the real-world population, have occult and minimally classic lesions

Patients with Minimally Classic and Occult Lesions (RAP Absent) Responded Best in Phase 2b Achieved greatest vision benefit Represents primary analysis population in OPT-302 Phase 3 program Minimally Classic and Occult Sham + 0.5 mg ranibizumab 2.0 mg OPT-302 + 0.5 mg ranibizumab +10.3 +16.1 Δ = 5.7 *p = 0.0002 Weeks 20 15 10 5 0 0 4 8 12 16 20 24 Mean Change in BCVA (SEM) (Letters) *Unadjusted p-value.

BCVA (Snellen Equivalent) at Week 24 (Min.Classic & Occult, RAP Absent) Higher Proportion of Patients with 20/40 Vision or Better in OPT-302 Combination Group Sham + 0.5 mg ranibizumab (n=87) 2.0 mg OPT-302 + 0.5 mg ranibizumab (n=88) 42% relative increase in % of patients with 20/40 vision at week 24 compared to ranibizumab control Modified Intent-to-Treat (mITT) population; as observed. 0 20 40 60 80 48.9 34.5 % Participants ≥70 letters (20/40 Snellen Equivalent) at Week 24

Reduced Retinal Thickness and Better ‘Retinal Drying’ With OPT-302 Combination Therapy in Min.Classic & Occult, RAP Absent Patients Mean Change in CST Baseline to Week 24 Sham + 0.5 mg ranibizumab (n=87) 2.0 mg OPT-302 + 0.5 mg ranibizumab (n=88) % of Participants with IR Cysts at Week 24 % of Participants with SRF at Week 24 mITT; as observed; top of bar – statistic, bottom of bar - n. % Participants -180 -140 -100 -60 86 -133.5 85 -126.8 Mean Change in CST (SEM) (µm) 0 20 40 88 14.8 87 18.4 0 20 40 86 19.8 85 28.2 % Participants

Total Lesion Area at Week 24 (Min.Classic Occult, RAP Absent) Greater Reduction in Total Lesion Area in OPT-302 2.0 mg Combination Group mITT; as observed; top of bar – statistic, bottom of bar – n. Mean Change in Total Lesion Area at Week 24 Mean Change in CNV Area at Week 24 -6 -4 -2 0 81 -4.4 80 -3.5 Mean Change in Total Lesion Area (SEM) (mm2) -6 -4 -2 0 81 -5.0 80 -3.9 Mean Change in CNV Area (SEM) (mm2)

OPT-302 Combination Therapy: Demonstrated potential to improve vision outcomes in patients with PCV lesions Polypoidal Choroidal Vasculopathy (PCV) is a difficult-to-treat wet AMD subtype with a large unmet need In Phase 2b, OPT-302 combination therapy demonstrated potential to improve vision outcomes for patients with PCV Sham + 0.5 mg ranibizumab (n=20) 2.0 mg OPT-302 + 0.5 mg ranibizumab (n=22) 0.5 mg OPT-302 + 0.5 mg ranibizumab (n=24) Δ = 6.7 *p = 0.0253 PCV is highly prevalent in Asian populations (up to ~60%) Described as the most prevalent form of wet AMD worldwide 0 5 10 15 20 22 13.5 24 10.9 20 6.9 Mean Change in BCVA (SEM) (Letters) *Unadjusted p-value

N Participants (%) Sham + ranibizumab n=121 0.5 mg OPT-302 + ranibizumab n=120 2.0 mg OPT-302 + ranibizumab n=124 Treatment emergent AEs (TEAEs) 84 (69.4%) 87 (72.5%) 93 (75.0%) Ocular AEs - Study Eye – related to study product(s)1 17 (14.0%) 17 (14.2%) 19 (15.3%) Ocular AEs - Study Eye – Severe2 1 (0.8%) 2 (1.7%) 1 (0.8%) Serious AEs 10 (8.3%) 16 (13.3%) 7 (5.6%) Ocular SAEs in Study Eye 0 (0.0%) 23 (1.7%) 0 (0.0%) Intraocular inflammation4 – Study Eye 25,6 (1.7%) 23 (1.7%) 15 (0.8%) Participants with AEs leading to study IP discontinuation only 2 (1.7%) 3 (2.5%) 0 (0.0%) Participants with AEs leading to study discontinuation 17 (0.8%) 0 (0.0%) 0 (0.0%) Any APTC event 0 (0.0%) 18 (0.8%) 0 (0.0%) Deaths 29 (1.7%) 0 (0.0%) 0 (0.0%) Safety population analysed according to medication received. 1 Assessed by investigator to be “possibly related”, “probably related” or “definitely related” to administration of study drug(s). 2 Assessed by Investigator to be National Institutes of Health (NIH) Common Terminology Criteria for Adverse Events (CTCAE) grade 3 or above, or, if CTCAE grade is unavailable, an AE assessed as “causing an inability to perform normal daily activities.” 3 SAE of endophthalmitis, with AEs of hypopyon and anterior chamber cell (n=1), SAE of vitritis (n=1). 4 AEs considered to be indicative of intraocular inflammation, defined prior to database lock as: Endophthalmitis, iritis, vitritis, iridocyclitis, uveitis, hypopyon, viral iritis, or anterior chamber inflammation. 5 Transient anterior chamber cell (trace 1-4 cells). 6 Not reported as a TEAE. 7Squamous cell carcinoma of the lung diagnosed shortly after Baseline visit. 8 Non-fatal myocardial infarction. 9 Pneumonia (n=1), infective endocarditis (n=1). OPT-302 Was Well-tolerated with Very Low Incidence of Ocular Inflammation, Comparable to Standard-of-Care Therapy

OPT-302 Phase 3 Pivotal Program

Topline Primary Data Analysis Mid CY 2024

- Opthea intends to submit Biologics License Application (BLA) and Marketing Authorization Application (MAA) with the FDA and EMA, respectively, following completion of the primary efficacy phase of the trials



Efficacy Phase
Safety Phase
ShORe
Study of OPT-302 in combination with Ranibizumab
Wet AMD Tx-Naïve Pts
Ranibizumab (0.5 mg) + OPT-302 (2.0 mg) IVT q4w x 52 wks
Ranibizumab (0.5 mg) IVT q4w x 52 wks + OPT-302 (2.0 mg) IVT q4w x 12 wks; q8w x 40 wks*
Ranibizumab (0.5 mg) + Sham IVT q4w x 52 wks
Primary Efficacy Endpoint Week 52
Ranibizumab (0.5 mg) + OPT-302 (2.0 mg)
Ranibizumab (0.5 mg) + OPT-302 (2.0 mg)
Ranibizumab (0.5 mg) + Sham
Safety Follow–up Week 100
Efficacy Phase
Safety Phase
COAST
Combination OPT-302 with Aflibercept Study
Wet AMD Tx-Naïve Pts
Aflibercept (2.0 mg) IVT q4w x 12 wks; q8w x 40 wks + OPT-302 (2.0 mg) IVT q4w x 52 wks
Aflibercept (2.0 mg) + OPT-302 (2.0 mg) IVT q4w x 12 wks; q8w x 40 wks
Aflibercept (2.0 mg) + Sham IVT q4w x 12 wks; q8w x 40 wks
Primary Efficacy Endpoint Week 52
Aflibercept (2.0 mg) + OPT-302 (2.0 mg)
Aflibercept (2.0 mg) + OPT-302 (2.0 mg)
Aflibercept (2.0 mg) + Sham
Safety Follow–up Week 100

- **Design:** Multi-centre, double-masked, randomised (1:1:1), sham control
- **Regulatory quality:** 90% power, 5% type I error rate
- **Sample size:** 330 patients per arm, 990 per study
- **Primary Objective:** Mean change from Baseline in BCVA at Wk 52

*Sham administered at visits when OPT-302 is not administered.

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Maximizing commercial opportunity OPT-302 investigated in combination with two standard-of-care treatments to be positioned as agnostic to combined anti–VEGF-A agent Aligned with U.S. (FDA) and European (EMA) regulatory agencies feedback on Phase 3 trial design and analysis plan OPT-302 granted Fast-Track designation by FDA Enrichment of patient population Exclusion of retinal angiomatous proliferation (RAP) lesions Increases the additional mean BCVA gain in the total study population from +3.4 letters to +4.4 letters Hierarchical primary analysis First conducted in the occult and minimally classic population followed by total patient population Maximises opportunity to demonstrate most compelling vision benefit by increasing the additional mean BCVA gain from +4.4 letters to +5.7 letters Highly statistically powered to detect superior BCVA gains Phase 3 Clinical Program Is Informed by Phase 2b and Optimized for Success

OPT-302 Has the Potential to Revolutionize the Treatment of Wet AMD and Improve Vision

Market Background

- Large treated (80%) wet AMD market in a US$8B dollar anti-VEGF-A category
- Standard of care is anti-VEGF-A injections once per month or every two months by intravitreal delivery

OPT-302 Is a First-in-Class VEGF-C/D 'Trap'

- Highest unmet need in wet AMD is EFFICACY **to improve visual outcomes**
- >45% do not achieve meaningful vision gain, >60% have persistent fluid, and 25% suffer further vision loss despite anti-VEGF-A treatment
- Current innovation is focused on durability rather than improving visual outcomes

High Unmet Need

- When combined with anti-VEGF–A, OPT-302 broadly shuts down the VEGF/VEGFR pathways driving angiogenesis and vascular leakage
- **Only** current therapy demonstrating **superior visual outcomes** on top of anti-VEGF–A with comparable safety
- Phase 2b results demonstrate visual acuity gains over standard of care:
  - Additional +5.7 letter gain (p=0.0002)* in minimally classic and occult lesion patients (80% of patient population)
  - Additional +6.7 letter gain (p=0.025)* in PCV lesions, a difficult-to-treat wet AMD subtype predominant in Asian populations with large unmet need
  - Additional +3.4 letter gain (p=0.0107) in total patient population
  - **FDA Fast Track** status granted based on superior Phase 2b results
- Two global pivotal Phase 3 trials, ShORe and COAST, currently recruiting, topline data calendar year 2024

Financials

- Multibillion **dollar** commercial opportunity in U.S. and in EU for wet AMD alone
- Additional indications DME, RVO, polypoidal (PCV) wet AMD represent blockbuster upside opportunity
- Strong Composition of Matter and Methods of Use patents valid till 2034
- Further opportunity for Patent Term Extension (PTE), data and market exclusivity periods beyond 2034

Launch

- U.S. launch 2025; EU, Japan, and ROW to follow
- Compelling patient, physician, and payer value propositions will propel acceptance, adoption, and uptake
- Only VEGF-C/D 'trap', no viable threat in competitive pipelines

#United States and Europe. *Unadjusted p-value.

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OPT-302 Commercial Planning Underway Opthea has a strong commercial platform and is rapidly building its commercial architecture, operations, and infrastructure Brand and Commercial Operations Infrastructure Brand Development KOL Engagement Corporate Website Professional Media Social Media Publication Planning Conventions Market Research Supply Chain Logistics

Summary Opthea’s OPT-302 for wet AMD 26 Summary OPT-302 for Wet AMD Differentiated MOA to improve efficacy OPT-302 is a biologic VEGF-C/D “trap” First and only therapy directly targeting VEGF-C&D inhibiting angiogenic signaling through VEGFR-2 and -3 Strong Phase 2b Data Superior vision gains of OPT-302 combinaton therapy over standard of care Anatomical improvements Safety profile similar to standard of care Pivotal Phase 3 trials – topline data 2024 Informed by Phase 2b data to maximize POS Aligned with FDA and EMA review of protocols Granted FDA Fast Track designation Multi-billion dollar commercial opportunity Existing $8BN p.a. global market for wet AMD alone Only VEGF-C/D ‘trap’, no viable threat in competitive pipelines Most advanced product in clinical development to address #1 unmet need for wet AMD patients – improvement in vision outcomes Clinical development agreement with Carlyle/Abingworth for up to $170m in place

Megan Baldwin, PhD CEO and Managing Director Opthea Limited Level 4, 650 Chapel Street South Yarra 3141 Victoria Australia P: +61 9826 0399 M: +61 447 788 674 E: megan.baldwin@opthea.com Timothy Morris CFO Opthea Limited 103 Carnegie Center, Suite 300 Princeton, New Jersey, 08540 U.S.A. M: +1 650 400 6874 E: tim.morris@opthea.com